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MCKENNA LONG & ALDRIDGE LLP
ATTORNEYS AT LAW
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308

November 3, 2005

BY ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:    Celeste M. Murphy, Special Counsel
             Office of Mergers and Acquisitions

Re:	Tyco International Ltd. Schedule TO-I filed October 19, 2005 SEC File No. 005-43685

Dear Ms. Murphy:

        On behalf of our client, Tyco International Ltd., we submit herewith for filing Amendment No. 1 to the Schedule TO-I (File No. 005-43685), which was filed by Tyco on October 19, 2005. Amendment No. 1 and this letter contain responses to your comment letter of November 1, 2005. For convenience of reference, the following responses appear under the same captions and paragraph numbers contained in the comment letter.

        Attached to this letter is a letter from Tyco providing the acknowledgement requested in your letter.

Schedule TO-I

Summary Term Sheet, page 1

1.
We have revised the disclosure in the introduction to the summary term sheet to read as follows:

  "The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option more fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice, because those documents contain additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.

* * * *

        Please do not hesitate to contact the undersigned at (404) 527-4647 or Thomas Wardell, also of this office, at (404) 527-4990, if you have any other questions or comments.

Very truly yours,
/s/ Stacy S. Ingram
Stacy S. Ingram
cc:	John Jenkins, Esq. Andrea Goodrich, Esq. Thomas Wardell, Esq.

[TYCO LOGO]	Tyco International Ltd. Second Floor 90 Pitts Bay Road Pembroke HM 08, Bermuda
Tele: 441 292-8674 Fax: 441 295-9647

November 3, 2005

BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:    Celeste M. Murphy, Esq.

Re:	Tyco International Ltd. Schedule TO-I filed October 19, 2005 SEC File No. 005-43685

Dear Ms. Murphy:

        As requested in your letter of November 1, 2005 addressed to Thomas Wardell, Tyco International, Ltd (the "Company") acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
TYCO INTERNATIONAL LTD.
By:	/s/ JOHN S. JENKINS, JR. Name: John S. Jenkins, Jr. Title: Secretary

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MCKENNA LONG & ALDRIDGE LLP ATTORNEYS AT LAW 303 Peachtree Street, Suite 5300 Atlanta, Georgia 30308